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CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 dated August 3, 2004 pertaining to the Royal Bank of Canada U.S. Omnibus Share Plan and the registration statements Nos. 333-8434, 333-12036, 333-12050, 333-13050, 333-13052, 333-13112, 333-13176, 333-13602, 333-13752, 333-14144 and 333-110953, of our reports dated November 25, 2003 on the consolidated balance sheet of Royal Bank of Canada as at October 31, 2003 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended, which appear in Royal Bank of Canada’s Annual Report on Form 40-F for the year ended October 31, 2003.

/s/ Deloitte & Touche LLP Independent Registered Chartered Accountants Toronto, Canada August 3, 2004